Exhibit 99.1

Ming Yang Announces the Completion of the remaining 1% Acquisition of RENergy

ZHONGSHAN, China, October27, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang”) (NYSE: MY), a leading wind energy solution provider in China, today announced that it has completed the acquisition of the remaining 1% stake of China Smart Electric Group Limited (“China Smart”), a Cayman Islands company on October 26, 2015. China Smart owns all of the equity interest in Wise Renergy Holdings Limited, a Hong Kong company, which in turn owns all of the equity interests in mainland China-based subsidiaries, Tianjin REnergy Electrical Co., Ltd. and Tianjin Ruiyuan Electrical Co., Ltd. (all such Renergy entities are collectively referred to as “RENergy”). Ming Yang had announced the acquisition of its99% stake in China Smart on May 18, 2015.

In exchange for the remaining 1% stake in RENergy, Ming Yang will pay a total purchase consideration of approximately RMB9.2 million (US$1.5 million at the exchange rate of RMB6.1169 to US$1.00). This consideration will be paid in cash.

Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, commented “The completion of the RENergy acquisition enhances our cost and business synergies and research and development capacities by fully integrating RENergy’s patented electrical control system technologies. The acquisition extends our range of services, and is a further step towards making Ming Yang a technology-driven, service-centric provider of comprehensive wind energy solutions.”

For details of Ming Yang’s acquisition of the initial 99% stake in China Smart, please refer to Ming Yang’s press release on May 18, 2015 at http://ir.mywind.com.cn.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Ricky Ng

+86-760-2813-8698

ir@mywind.com.cn

http://ir.mywind.com.cn